

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Mr. Claudio Zezza
Chief Financial Officer
TIM Participações S.A.
Avenida das Américas, 3,434 – 7˚ andar
22640-102 Rio de Janeiro, RJ, Brazil

> **Re:** **TIM Participações S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 1-14491**

Dear Mr. Zezza:

We have reviewed your response letter dated November 8, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Note 37. Reconciliation between Brazilian GAAP and US GAAP, page F-73

i. Earnings (loss) per share, page F-88

1. We note your response to comment one from our letter dated October 25, 2010. We believe you should restate your financial statements to correct the error in your calculation of US GAAP earnings per share. Please amend your Form 20-F.

Note 38. Additional disclosures required by US GAAP, page F-94

h. Income and social contribution taxes, page F-104

2. We note your response to comment two from our letter dated October 25, 2010. Please address the following items:

- It is unclear to us why you have projected your future taxable income for three years in determining whether your deferred tax assets of TIM Celular are realizable.

- Clarify for us why you expect positive results in the future for your subsidiary Intelig. In this regard, you discuss in your response letter dated October 5, 2010 that Intelig has not generated taxable income in at least three years out of the last five years and that it has a lack of operating income history during the past five years.

Please file all correspondence over EDGAR. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director